Filed Pursuant to Rule 424(b)(3)

Registration No. 333-84134

PROSPECTUS SUPPLEMENT

$500,000,000

INVITROGEN CORPORATION

2 1/4% Convertible Subordinated Notes due 2006

5,807,000 Shares of Common Stock Issuable on Conversion of the Notes

       This prospectus supplement (“Prospectus Supplement”) supplements our prospectus dated March 11, 2002, as amended on March 14, 2002 and by prospectus supplements dated March 20, 2002, April 23, 2002, June 14, 2002, July 15, 2002, and November 12, 2002 (collectively, the “Prospectus”), and relates to our 2 1/4% Convertible Subordinated Notes due 2006, which are held by certain security holders who may offer for sale the notes and shares of our common stock into which the notes are convertible at any time, at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from this offering.

      This Prospectus Supplement should be read in conjunction with the Prospectus and this Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is April 4, 2003.

Selling Security Holders

      We issued the notes to the initial purchasers on December 11, 2001. The initial purchasers then sold the notes in a transaction exempt from the registration requirements of the Securities Act to persons whom the initial purchasers reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). These subsequent purchasers (including transferees, pledges, donees and successors) may from time to time offer and sell any or all of the notes and common stock issued upon conversion of the notes pursuant to the Prospectus.

      The selling security holders table, as set forth in the Prospectus, is hereby amended (as amended, the “Amended Table”) by the additions or revisions set forth in the table below, including changes in the selling security holders and in the selling security holders’ principal amounts of notes. The Amended Table sets forth information, as of April 4, 2003, with respect to the selling security holders and the respective principal amounts of notes beneficially owned by each selling security holder that may be offered pursuant to the Prospectus. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. We have included information in this Prospectus Supplement regarding the selling security holders based solely upon information that the selling security holders have provided to us in writing pursuant to a registration rights agreement dated December 11, 2001. Because the selling security holders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to the Prospectus, we cannot estimate the amount of the notes or the common stock issuable upon conversion of the notes that the selling security holders will hold upon termination of any such sales. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their notes.

	Principal Amount
	of Notes	Number of Shares of Common Stock
	Beneficially Owned
	and Offered	Beneficially	Offered	Owned After
Name of Selling Security Holder	Hereby(1)	Owned(1)(2)	Hereby(1)	the Offering

Citicorp Life Insurance Company — Corporate	28,000	325	325	0
National Benefit Life Insurance Company	16,000	185	185	0
Primerica Life Insurance Company	656,000	7,619	7,619	0
The Travelers Indemnity Company	1,572,000	18,257	18,257	0
The Travelers Insurance Company — Life	1,188,000	13,797	13,797	0
The Travelers Insurance Company Separate Account TLAC	61,000	708	708	0
The Travelers Life and Annuity Company	79,000	917	917	0
Travelers Series Trust Convertible Bond Portfolio	400,000	4,645	4,645	0

(1)	Information concerning the selling security holders may change from time to time and any such changed information will be set forth in supplements to the Prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion of the notes offered hereby may increase or decrease.

(2)	Assumes a conversion price of $86.10 per share, and a cash payment in lieu of any fractional share interest.

      Information concerning other selling security holders will be set forth in prospectus supplements from time to time, if required. The above table assumes that any other holder of notes or any future transferee from any such holder does not beneficially own any common stock other than common stock issuable upon conversion of the notes at a conversion price of $86.10.